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                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS
            THERETO FILED PURSUANT TO RULE 13d-2(b)
                         (AMENDMENT NO. 2)


                     ISB FINANCIAL CORPORATION
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                         (Name of Issuer)


                Common Stock, Par Value $1.00 Per Share
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                    (Title of Class of Securities)


                           450091 10 3
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                         (CUSIP Number)


                         December 31, 1998
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        (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [X] Rule 13d-1(b)
                  Rule 13d-1(c)
                  Rule 13d-1(d)


                            Page 1 of 6 Pages
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CUSIP NO. 450091 10 3                                        Page 2 of 6 Pages
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1.
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ISB Financial Corporation Employee Stock Ownership Plan Trust
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2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                            (b) [ ]
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3.
SEC USE ONLY
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4.
CITIZENSHIP OR PLACE OF ORGANIZATION

Louisiana
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    NUMBER OF                         5. SOLE VOTING POWER
     SHARES
  BENEFICIALLY                           326,655
  OWNED BY EACH                       ---------------------------------------
    REPORTING                         6. SHARED VOTING POWER
   PERSON WITH
                                         246,999
                                      ---------------------------------------
                                      7. SOLE DISPOSITIVE POWER

                                         326,655
                                      ---------------------------------------
                                      8. SHARED DISPOSITIVE POWER

                                         246,999
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    573,654
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.3%
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12. TYPE OF REPORTING PERSON

    EP
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CUSIP NO. 450091 10 3                                        Page 3 of 6 Pages
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      Item 1(a)   Name of Issuer:

                  ISB Financial Corporation.

      Item 1(b)   Address of Issuer's Principal Executive Offices:

                  1101 E. Admiral Doyle Drive
                  New Iiberia, Louisiana 70560

      Item 2(a)   Name of Person Filing:

                  ISB Financial Corporation Employee Stock Ownership Plan Trust.

      Item 2(b)   Address of Principal Business Office or, if None, Residence:

                  ISB Financial Corporation
                  1101 E. Admiral Doyle Drive
                  New Iberia, Louisiana 70560

      Item 2(c)   Citizenship:

                  Louisiana

      Item 2(d)   Title of Class of Securities:

                  Common Stock, par value $1.00 per share

      Item 2(e)   CUSIP Number:

                  450091 10 3.

      Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

                  (f)[X]   An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);
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CUSIP NO. 450091 10 3                                        Page 4 of 6 Pages
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     Item 4.     Ownership.

                 (a)   Amount beneficially owned:

                 (b)   Percent of class:  8.3 %

                 (c)   Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote   326,655
                                                               ---------------
                 (ii)  Shared power to vote or to direct the vote    246,999
                                                                 -------------
                 (iii) Sole power to dispose or to direct the disposition of
                       326,655
                       -------
                 (iv)  Shared power to dispose or to direct the disposition of 246,999
                          -------

    Item 5.   Ownership of Five Percent or Less of a Class.

              Not applicable.

    Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

              Cecil C. Broussard, William H. Fenstermaker and E. Stewart Shea, III are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the ISB Financial Corporation Employee Stock Ownership Plan ("ESOP") which holds 326,655 shares of common stock which have not been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. In addition, a total of 246,999 shares held in the Trust have been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to such participating employees' direction and, as a result of such shared voting power, are included in the shares beneficially owned by the Trust.

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

    Item 8.   Identification and Classification of Members of the Group.

              Not applicable.

    Item 9.   Notice of Dissolution of Group.

              Not applicable.
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CUSIP NO. 450091 10 3                                         Page 5 of 6 Pages
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   Item 10.  Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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CUSIP NO. 450091 10 3                                        Page 6 of 6 Pages
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                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          ISB FINANCIAL CORPORATION EMPLOYEE
                          STOCK OWNERSHIP PLAN TRUST



February 16, 1999          By:/s/ Cecil C. Broussard
                              ---------------------------------------
                              Cecil C. Broussard
                              Trustee for the ISB Financial Corporation
                              Employee Stock Ownership Plan Trust



February 16, 1999          By:/s/ William H. Fenstermaker
                              ----------------------------------------
                              William H. Fenstermaker
                              Trustee for the ISB Financial Corporation
                              Employee Stock Ownership Plan Trust



February 16, 1999          By:/s/ E. Stewart Shea, III
                              ---------------------------------------
                              E. Stewart Shea, III
                              Trustee for the ISB Financial Corporation
                              Employee Stock Ownership Plan Trust
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